Exhibit 99.8

“Solar Energy Opportunities” ABENGOA Completing Transformation 9th Annual Analyst and Investor Day New York City & London, April 7 & 9, 2015 Michael Geyer International Buss. Development Director – Abengoa Solar

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda Energy Market Growth Opportunities Competitive Strategy and Products Focal Solar Markets Milestones Achieved

4 Agenda Energy demand growth

5 Where is energy demand growing? Next 25 years the energy demand growth is outside OECD Primary energy demand in Mtoe Source: IEA World Energy Outlook 2014

6 Where is energy demand growing? Majority power capacity additions will be in renewables Power generation capacity flows by source 2014-2040 Source: IEA World Energy Outlook 2014

7 Where is energy demand growing? Over a 4th of future renewable investments go into solar PV global capacity installed in GW STE global capacity installed in GW Source: IEA World Energy Outlook 2014 98 364 505 647 790 930 - 100 200 300 400 500 600 700 800 900 1 000 2012 2020 2025 2030 2035 2040 3 13 24 42 70 102 - 20 40 60 80 100 120 2012 2020 2025 2030 2035 2040

8 Agenda Competitive strength and products

Competitive strength and products 9 3 keys to success Drive cost down and performance up by innovation 3rd generation of parablic troughs Superheated steam towers Molten salt towers Own Technology Own International Development Own Operation and Maintenance Best in maximizing production and performance Critical mass of STE plants worldwide Online monitoring of their performance Lessons learnt shared between all plants First in having new projects ready to bid development teams in all regions of the sunbelt prospection of resource and land securement obtainment of grid connection and permits

Technology leader in the 3 key areas within STE and in HCPV Tower Trough Storage HCPV High Concentrated PV STE Solar Thermal Electricity Own Technology

11 Integrating STE and PV into Smart Solar Plants The STE advantages Dispatchable with thermal storage Hybridable with conventional power in combined cycles and coal plants Utility scale power generation Stabilizes grids like a conventional power plant STE PV Smart Solar Plant STE + PV = the smart solar match Minimize cost by taking advantage of PV cost reductions Complement with STE and storage to match solar supply with local demand Stabilize grid by smart control and operation The PV advantages Cost in many regions close to grid parity Short construction times High modularity Own Technology

12 Thermal Energy Storage from 3 hours up to17 hours Power Block Solar Thermal Technology Solar Tower Parabolic Trough Solar PV Technology Fixed 2-axis tracked high concentration Electrical Storage Smart Control Abengoa’s smart solar technology box Own Technology

13 Power (MW) 0h 24h 150 MW (peaker) Complementing STE with High Concentrated PV (HCPV) Advantages of Abengoa HCPV Technology Current efficiency 32%, double than silicon, and room to go above 40% by 2020 power production curves following demand profile superior to existing PV technologies; high precision, dual axis tracking system; scalable in size from kW to MW; greater synergies with final markets, reaching location values that out compete other PV technologies. Own Technology

Abengoa has own international solar development teams being first in new markets developing greenfield projects preparing bids measuring resource securing land and servitudes obtaining all permits obtaining grid connection securing local finance Secure new solar projects by Upington, Johannesburg, Cape Town Santiago de Chile Tel Aviv Dubai Jaipur, Mumbai Beijing Mexico Rabat Algiers Riyadh Rome Berlin Madrid, Sevilla, Almeria Sidney San Francisco, Denver Own Development

Over 2040GWh generated worldwide in 2014 MW in construction MW brought in operation GWh generated Third Parties - - 726,3 Own O&M

16 Agenda Milestones Achieved

3 Milestones Achieved By April 2015 Abengoa has 1603MW solar plants in operation and 680MW in construction 210MW Atacama 1 210MW Atacama 2 150MW Hassi R’mel 693MW Spain 13x50MW Trough 10+20MW Tower 13MW PV 280MW Solana 280MW Mojave Europe 693MW USA 560MW Africa Middle East 610MW Latin America 420MW 50MW Khi 100MW Kaxu 100MW Xina 110MW Ashalim 100MW Shams

18 Competitive Technology Proven performance improvements approaching competitiveness Conventional power CSP CSP efficiency evolution and comparison with combined cycles +75% 28% 37% 40% 42% 49% 53% 39% PS10 / PS20 Solana SH Tower Molten Salt Tower Moten Salt Tower Plus Gas Combined Cycle Pulverized Supercritic Coal

19 Reducing Cost We Have Followed our Predicted Roadmap and Will Keep Reducing Costs According to it Saturated Steam Superheated Steam Molten Salt

20 Agenda Focal Solar Markets

ABENGOA
USA

Almost 3GW STE and 1.3GW Storage projected by 2020


Concentrating Solar Resource:
Direct Normal
Annual
CA 1600MW STE and 1300MW stand alone Storage
NV 230MW STE
CO 320MW STE
NM 180MW STE
AZ 620MW STE
The US market is saturated with solar PV and wind
Required solar projects that provide flexible capacity

Source: NREL, SunShot and EIA


California
Load, Wind & Solar Profiles – High Load Case
January 2020
8,000 MW in 2 hours
6,300 MW in 2 hours
13,500 MW in 2 hours
Load & Net Load (MW)
Wind & Solar (MW)
Load
Net Load
Wind
Solar

Source: California Independent System Operator (CallSO)

21

South America does first steps in solar Chile 2025 20% renewables 1.2GW solar 1.6GW wind Brazil: 2014-23 3.5GW solar 22 South America

North Africa and Middle East Project Opportunities in Africa and Middle East Morocco 2GW Solar Program Algeria published FiT for PV Jordan targets 600MW PV for 2020 Gulf states 1GW solar Egypt published 2GW FiT for PV Saudi Arabia announced 35GW solar for 2025 Southern Africa has potential of 6GW solar until 2025 23

Asia and Australia Over 120GW solar in Asia by 2020 India 2013-17 4-10 GW solar India 2017-2020 20GW solar 24 China 2011-2015 35GW PV 1GW STE China 2016-2020 47GW PV 3GW STE Australia 20% renewable by 2020

Abengoa is at the forefront of development in those new markets 25 Dispatch ability of STE with storage covers volatility of PV and Wind Abengoa is world leader in STE with Trough, Tower and Storage In combining STE and PV, Abengoa is offering most competitive dispatchable power Power market grows outside OECD countries, majorily in renewables Main Takeways

Thank you ABENGOA April 7 & 9, 2015